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[JEFFERIES & COMPANY, INC. LETTERHEAD]

July 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

  Re:
  Genco Shipping & Trading Limited
  Registration Statement on Form S-1
  Registration No. 333-124718

Dear Sir or Madam:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 the undersigned, as representatives of the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement, the following approximate numbers of the Preliminary Prospectus dated July 6, 2005 were distributed during the period July 6, 2005 through the date hereof, as follows:

  Preliminary Prospectus dated July 6, 2005: 2,000 copies to prospective underwriters, dealers, institutional investors and others.

        The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Genco Shipping & Trading Limited for acceleration of the effective date of the above-named registration statement so that it becomes effective at 4:00 p.m. Eastern time on July 21, 2005, or as soon as possible thereafter.

Very truly yours,
JEFFERIES & COMPANY, INC. MORGAN STANLEY & CO. INCORPORATED
As Representatives of the several Underwriters
By:	JEFFERIES & COMPANY, INC.
By:	/s/ JOHN W. SINDERS, JR. John W. Sinders, Jr. Managing Director
cc:
Rolaine S. Bancroft
Securities and Exchange Commission

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[JEFFERIES & COMPANY, INC. LETTERHEAD]